SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

CANCELLATION OF THE MERGER OF TCO SHARES INTO TCP

Lisbon, Portugal, January 13, 2004 – Portugal Telecom, SGPS, S.A. (“PT”) (Euronext: PTCO.IN; NYSE: PT) announces that Vivo has decided to cancel the merger of Tele Centro Oeste Celular Participações, S.A. (“TCO”) shares into Telesp Celular Participações, S.A. (“TCP”), thereby converting TCO into a wholly owned subsidiary of TCP.

The Brazilian Securities and Exchange Commission (“CVM”) issued an opinion on December 26, 2003, that the merger of TCO shares into TCP did not fully comply with current laws in force. Nevertheless, TCP and TCO reiterate their understanding that the transaction was structured, announced and implemented strictly in accordance with all applicable laws and grants equitable treatment for the shareholders of both companies. Accordingly, the managements of both companies will bring the appropriate legal claims for the purpose of not allowing the CVM Decision to prevail.

Furthermore, the management of the companies consider that the merger of shares results in significant advantages for their shareholders, as it allows them to participate in the combined businesses of both companies and increases the liquidity and trading volume of the shares, after its implementation. The merger of shares also eliminates costs and overlap resulting from the existence of two separate companies with different shareholders.

Although the companies disagree with the arguments and conclusion stated in the CVM decision and continue to be of the opinion that the merger of shares would be the best alternative for both companies and their shareholders, they consider that the CVM decision makes uncertain, in practical terms, the implementation of the merger of shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of their shareholders, the management of TCO and TCP have concluded that the most adequate and opportune decision in light of this situation is to cancel this transaction.

Notwithstanding the foregoing, the companies intend to maximize the generation of synergies between them with the purpose of increasing the value of both companies. Further to the actions already taken in this regard, the boards of officers of TCP and TCO intend to submit to the approval of their boards of directors a proposal to incorporate the TCO investment held by TCP into TCO in order to allow the amortization of the goodwill related to the acquisition by TCP of the TCO common shares.

Finally, the conversion of TCP’s preferred shares into common shares, which would have been implemented in order to enable the merger of shares and that was conditioned upon the occurrence of the merger of shares, will no longer be implemented.

TCP continues to hold 90.7% of total voting shares of TCO, excluding treasury shares held by this company, and accordingly will continue to fully consolidate TCO’s results in its accounts.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Vitor Sequeira, PT Group Investor Relations Director vitor.j.sequeira@telecom.pt Portugal Telecom Tel: 351 21 500 1701 Fax: 351 21 355 6623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.